U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 0-28191

eSPEED, INC. DEFERRAL PLAN FOR EMPLOYEES OF

CANTOR FITZGERALD, L.P. AND ITS AFFILIATES

(Full title of the plan)

BGC PARTNERS, INC.

110 East 59th Street

New York, New York 10022

(Name of issuer of the securities held

pursuant to the plan and the address of

its principal executive office)

eSpeed, Inc. Deferral Plan for Employees of Cantor Fitzgerald, L.P. and Its Affiliates

Form 11-K

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the

eSpeed, Inc. Deferral Plan for Employees of

Cantor Fitzgerald, L.P. and its Affiliates

New York, NY

We have audited the accompanying statements of net assets available for benefits of the eSpeed, Inc. Deferral Plan for Employees of Cantor Fitzgerald, L.P. and its Affiliates (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

New York, NY

June 27, 2008

eSpeed, Inc. Deferral Plan for Employees of Cantor Fitzgerald, L.P. and Its Affiliates

Statements of Net Assets Available for Benefits

	December 31,
	2007	2006
ASSETS:
Participant-directed investments	$111,095,512	$94,040,652

Receivables:
Participant contributions	14,200	202,413
Employer contributions	—	137,926

Total receivables	14,200	340,339

ASSETS AVAILABLE FOR BENEFITS	111,109,712	94,380,991

Liabilities:
Payables for securities purchased	34,079	—

Total liabilities	34,079	—

NET ASSETS AVAILABLE FOR BENEFITS	$111,075,633	$94,380,991

The accompanying notes are an integral part of these financial statements.

eSpeed, Inc. Deferral Plan for Employees of Cantor Fitzgerald, L.P. and Its Affiliates

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2007
ADDITIONS:
Contributions:
Participant contributions	$13,797,633

Total contributions	13,797,633

Investment gain:
Net appreciation in fair value of investments	1,938,750
Interest and dividends	8,057,915

Net investment gain	9,996,665

Total additions	23,794,298
DEDUCTIONS:
Distributions to participants	7,099,656

Total deductions	7,099,656

INCREASE IN ASSETS AVAILABLE FOR BENEFITS	16,694,642

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	94,380,991

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$111,075,633

The accompanying notes are an integral part of these financial statements.

eSpeed, Inc Deferral Plan for Employees of Cantor Fitzgerald, L.P. and Its Affiliates

Notes to Financial Statements

As of December 31, 2007 and 2006, and for the Year Ended December 31, 2007

1.	Description of Plan

The following description of the eSpeed, Inc. Deferral Plan for Employees of Cantor Fitzgerald, L.P. and Its Affiliates (the “Plan”), formerly the Cantor Fitzgerald Deferral Plan, provides general information concerning the Plan. Participants should refer to the Plan document and the Plan’s summary plan description for a more complete description of the Plan’s provisions.

On April 1, 2008, BGC Partners, LLC, merged pursuant to the Agreement and Plan of Merger, with and into eSpeed, Inc. Upon closing of the merger, eSpeed, Inc. was renamed BGC Partners, Inc. The Agreement and Merger had no effect on the financial statements of the Plan and all Plan requirements remain the same. The ticker symbol of eSpeed, Inc. changed from ESPD to BGCP and the name of the eSpeed Stock Fund offered as a participant directed investment changed from the eSpeed Stock Fund to the BGCP Stock Fund.

General - The Plan is a defined contribution plan, which is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). In August 2006, the Pension Protection Act of 2006 (the Act) was signed into law. There are no known events of the Plan’s non-compliance with ERISA or the Act. The Plan is co-sponsored by Cantor Fitzgerald, L.P. (“CFLP”) and BGC Partners, Inc. (“BGC Partners”) (formerly eSpeed, Inc.). CFLP and BGC Partners, as well as their participating domestic affiliates, are collectively referred to as the “Company”.

Prior to September 20, 2006, the trustee for the Plan was Wells Fargo and Company (“Wells Fargo”). Effective September 20, 2006, Fiserv Corporation assumed responsibility as the Plan’s trustee. The trustee is responsible for maintaining the assets of the Plan, making distribution payments as directed by the Company and generally performing all other acts deemed necessary or proper to fulfill its responsibility as set forth in the trust agreement pertaining to the Plan. Also effective September 20, 2006, Professional Capital Services, LLC replaced Wells Fargo as the Plan’s recordkeeper.

Administrative/Investment Committee - The Plan is supervised by an Administrative/Investment Committee. The Committee is comprised of seven members who are all employees of the Company. The Committee has the authority, in its sole discretion, to interpret the Plan, to develop rules and regulations, to carry out the provisions of the Plan, to make factual determinations, and to resolve questions relating to eligibility for and the amount of benefits. The Committee is assisted by an independent, registered investment advisor, Brinker Capital, Inc., in managing the overall investment process and supervision of the Plan’s investments. Brinker acts as an investment fiduciary and investment manager in accordance with ERISA Section 3(38).

Eligibility - All employees of the Company are eligible to participate in the Plan upon hire and reaching the age of 21, except for temporary or casual employees unless they have completed 1,000 hours within 12 months, individuals classified by the Company as independent contractors or leased employees, and non-resident aliens who receive no earned income from U.S. sources. Eligibility begins the first day of the following month after these requirements are met.

Participant Contributions - Eligible employees may elect to contribute up to 80% of their compensation to the plan as pre-tax contributions, Roth contributions, and/or after-tax contributions. The combined amount of a participant’s pre-tax and Roth contributions may not exceed a statutory limit ($15,500 in 2007, $15,000 in 2006, subject to adjustment in future years for cost-of-living increases in accordance with the Internal Revenue Code (“IRC”)). The Plan also permits rollover contributions. The Plan also permits participants age 50 and over to make catch-up contributions. In addition, there are other limitations set forth in the IRC, which the Plan must satisfy. Contributions exceeding the limit will be refunded to the participants. There were no contributions in excess of IRC limitations related to the 2007 Plan year.

Matching Contributions - The Plan allows eligible participants to invest in BGC Partners Class A common stock (the “BGCP Stock Fund”). Before 2007, the Company matched contributions to this fund annually with up to $3,000 of the Company’s Class A common stock per participant. For the Plan year ended December 31, 2006, BGC Partners contributed 15,800 shares of its Class A common stock valued at $137,926, which are included as an employer contribution receivable as of December 31, 2006. Effective January 1, 2007, the Company no longer matches participant contributions to the BGCP Stock Fund.

The BGCP Stock Fund, which invests primarily in BGC Partners stock, is available only to employees of BGC Partners and its subsidiaries, and such other affiliates that have, with the permission of the BGC Partners Board of Directors, made available the BGCP Stock Fund to their employees. BGC Partners stock is retained in this fund regardless of market fluctuations. BGC Partners stock is purchased for the BGCP Stock Fund on the open market or privately at prices not in excess of the market price at the time of purchase.

The trustee of the BGCP Stock Fund has created a unitized portfolio account for the BGC Partners plan account. The portfolio holds 97% BGC Partners stock and 3% cash in a FISERV money market account. The portfolio is represented within the plan as a dummy ticker (UESPD) and it trades in the plan account similar to a mutual fund for recordkeeping purposes. The purpose of the cash component in the portfolio is to allow for liquidity so that participants can trade in and out of the stock portfolio and not be subject to the three-day settlement of transactions in the underlying stock (BGCP, formerly ESPD).

Investment Options - Participants direct the investment of their contributions into the various investment options offered by the Plan. As of December 31, 2007, investment options include the BGCP Stock Fund, money market funds and mutual funds. Effective September 2006, on the first day of the month following hire date, eligible participants are auto-enrolled in the Plan by the Company at a rate of 2% of compensation invested in the Fidelity Prime Fund Capital Reserves Class A, a money market fund.

Vesting - Participants are vested immediately in their contributions plus earnings thereon. Vesting in the matching contribution portion of their accounts is based on years of service (a plan year in which the employee is credited with 1,000 hours of service). A participant is 100% vested after three years of credited service, 33% being earned in each of the first two years.

Forfeitures - Participant contributions are non-forfeitable at all times. Matching contributions are forfeitable in the event a participant terminates before the participant’s matching contribution account is fully vested. The unvested portions are forfeited and were applied to future matching contributions or administrative expenses at the discretion of the Committee. As of December 31, 2007 and 2006, forfeited non-vested accounts totaled $7,838 and $7,571, respectively. During the year ended December 31, 2007, no matching contributions were reduced from forfeited unvested accounts. The balance at December 31, 2007 is expected to be applied to the payment of plan expenses.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, and Plan earnings, and charged with withdrawals and allocable Plan losses and expenses (other than expense paid by the Company). Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Distributions - Payment of benefits begin as soon as practicable following termination of employment. If a participant’s account balance is more than $1,000, no distribution will be made prior to normal retirement age (later of age 59 1/2 or completion of five years of service) without the participant’s written consent. Participants may elect to defer receipt until a later date but not later than April 1 following the calendar year in which the participant attains age 70 1/2.

Loans to Participants - A participant may generally borrow funds from the Plan in amounts not exceeding the lesser of $50,000 or one-half of the participant’s vested account balance. Interest on outstanding loans is charged at a commercially reasonable rate as determined by the Plan administrator, which may not be less than a commercial bank’s prime rate on the first business day of the month in which the loan is made. The principal amount borrowed must be repaid within five years, unless the amounts borrowed are used to purchase a primary residence (in which case, the repayment period my exceed five years). Participant loans were $1,363,641 and $1,238,020 as of December 31, 2007 and 2006, respectively.

Plan Termination - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its sponsorship of the Plan and to terminate the Plan at any time subject to the provisions of ERISA. In the event the Plan is terminated, employees will become 100% vested in their accounts.

2.	Summary of Significant Accounting Policies

Basis of Accounting - The Plan’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Benefit Payments to Participants and Beneficiaries - Benefits are recorded when disbursed.

Use of Estimates - The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and changes therein. Actual results could differ from the estimates and assumptions used. Estimates that are particularly susceptible to change include assumptions used in determining the fair value of investments.

Risks and Uncertainties - The Plan provides for various investment options. Investment securities are exposed to various risks such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that the risk factors could materially affect participants’ account balances and the amount reported in the statement of assets available for Plan benefits and changes therein.

Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the asset value of shares held by the Plan at year end. The BGCP Stock Fund is composed primarily of the BGC Partners stock which is valued at quoted market price at the end of the year. Loan receivables are stated at the outstanding balance which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Dividends and interest received by the Plan are reinvested into the respective funds.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from the mutual fund on a daily basis and are not reflected separately. Management fees and operating expenses for the privately managed funds are accrued on a daily basis and are reflected in the daily unitized price and are paid on a quarterly basis. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

New accounting pronouncements - In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, Fair Value Measurements. SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 applies to reporting periods beginning after November 15, 2007. The Plan adopted this pronouncement on January 1, 2008. The Company does not expect the adoption of this FASB to have a material impact on the financial statements of the Plan.

3.	Exempt Party-In-Interest Transactions

Certain officers and employees of the Company, who are participants in the Plan, perform administrative services related to the operation, record keeping and financial reporting of the Plan. The Company, at its option, pays these and other administrative expenses on behalf of the Plan. The Plan would pay such expenses if the Company discontinued its practice of paying them.

Prior to September 15, 2006, Wells Fargo managed the BGCP Stock Fund on behalf of the Plan. Wells Fargo Bank, an affiliate of Wells Fargo’s Institutional Investments Group managed these funds, as part of the Wells Fargo Collective Investment Funds. Subsequent to September 15, 2006, Fiserv began to manage the BGCP Stock Fund and a FISERV Trust Money Market account. The BGCP Stock Fund was valued at $1,337,578 and $1,218,704 (1% of net assets) as of December 31, 2007 and 2006, respectively, and the FISERV Trust Money Market account was valued at $162,035 and $0 as of December 31, 2007 and 2006, respectively. Although these transactions qualify as party-in-interest transactions, they are specifically exempt in accordance with certain U.S. Department of Labor (“DOL”) Prohibited Transaction Class Exemptions.

4.	Income Tax Status of Plan

The Internal Revenue Service has determined and informed CFLP by letter dated November 26, 2002 that the Plan is qualified as to form with applicable sections of the IRC and, as such, the related trust is exempt from federal income taxes. The Plan has been amended since receiving the latest determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

5.	Investments

The Plan had the following investments, which individually represented 5% or more of the Plan’s net assets as of December 31, 2007 and 2006, respectively:

	Fair Value as of December 31,
	2007	2006
Dodge and Cox Stock Fund, 84,679 and 75,516 shares, respectively	$11,707,660	$11,588,700
American Funds Growth Fund of America, 0 and 219,933 shares, respectively	—	7,226,990
American Funds Europacific Growth Fund, 141,421 and 115,977 shares, respectively	7,194,101	5,399,892
Fidelity Prime Fund Capital Reserves CLA, 16,954,091 and 14,308,738 shares, respectively	16,954,091	14,308,738
Janus Contrarian Fund, 435,874 and 410,009 shares, respectively	8,473,382	6,900,450
Vanguard Institutional Index Fund 41,542 and 42,074 shares, respectively	5,572,396	5,452,519

During the year ended December 31, 2007, the Plan’s investments (including investments bought, sold and held) appreciated as follows:

Shares in Registered Investment Companies	$1,522,650
BGCP Stock Fund	416,100

Total Plan Net Appreciation	$1,938,750

6.	Subsequent Event

On April 1, 2008, BGC Partners, LLC, merged pursuant to the Agreement and Plan of Merger, with and into eSpeed, Inc. Upon closing of the merger, eSpeed, Inc. was renamed BGC Partners, Inc. (the “Combined Company”). The Agreement and Merger had no effect on the financial statements of the Plan and all Plan and participant requirements of the Combined Company remain the same.

eSpeed, Inc. Deferral Plan for Employees of Cantor Fitzgerald, L.P. and Its Affiliates

Form 5500, Schedule H, Part IV, Line 4i- Schedule of Assets Held at End of Year

As of December 31, 2007

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment	Cost	Current Value
	Allger Smallcap Growth Fund Class A	Registered Investment Co.	**	$255,837
	Alliance Bernstein International Value C	Registered Investment Co.	**	813,633
	AMCAP FD Inc. (American)	Registered Investment Co.	**	51
	American Funds Europacific Growth Fund	Registered Investment Co.	**	7,194,101
	American Funds High Income Trust	Registered Investment Co.	**	11
	American Funds The Growth Fund of America	Registered Investment Co.	**	4,705,869
	American Funds The Income Fund of America	Registered Investment Co.	**	3,917,583
	American Growth Fund of America Class A	Registered Investment Co.	**	52
	Aston/River Road Small Cap Value Fund CL	Registered Investment Co.	**	230,308
	Calamos Growth Fund Class A	Registered Investment Co.	**	4,433,959
	CGM Focus Fund	Registered Investment Co.	**	4,117,669
	CGM Realty FD	Registered Investment Co.	**	1,393,413
	Columbia Acorn Fund Class Z	Registered Investment Co.	**	474,493
	CRM Mid Cap Value Investor	Registered Investment Co.	**	683,125
	Delaware Value Fund Class A	Registered Investment Co.	**	801,508
	Dodge & Cox Stock FD	Registered Investment Co.	**	11,707,660
	DWS RREEF Global Real Estate Securities F	Registered Investment Co.	**	135,377
	Eaton Vance Large Cap Value Fund Class A	Registered Investment Co.	**	337,862
*	BGCP Stock Fund	Unitized Portfolio Account	**	1,337,578
	Fidelity Capital and Income Fund Retail	Registered Investment Co.	**	281,041
	Fidelity ContraFund	Registered Investment Co.	**	2,266,959
	Fidelity Low Priced Stock Fund	Registered Investment Co.	**	1,861,025
	Fidelity Prime Fund Capital Reserves CLA	Cash Equivalent	**	16,954,091
	Fidelity Spartan U.S. Equity Index FD	Registered Investment Co.	**	448,766
	Fidelity Strategic Income Fund Retail CL	Registered Investment Co.	**	467,962
	First Eagle Overseas Fund Class A	Registered Investment Co.	**	1,380,397
*	FISERV Trust Money Market Account	Cash Equivalent	**	162,035
	Goldman Sachs Mid Cap Value Fund Class A	Registered Investment Co.	**	642,166
	Janus Advisor forty Fund Class S	Registered Investment Co.	**	1,068,105
	Janus Contrarian Fund	Registered Investment Co.	**	8,473,382
	Janus Overseas FD	Registered Investment Co.	**	323,800
	Jennison Dryden Utility Fund Class Z	Registered Investment Co.	**	563,435
	Keeley Small Cap Value Fund	Registered Investment Co.	**	641,435
	Leuthold Asset Allocation Fund	Registered Investment Co.	**	262,323
	Lord Abbett Mid Cap Value Fund Class A	Registered Investment Co.	**	789,010
	Merger Fund	Registered Investment Co.	**	265,242
	Metropolitan West Low Duration Bond Class	Registered Investment Co.	**	297,348
	Oppenheimer Global Opportunities Fund CL	Registered Investment Co.	**	2,183,133
	PIMCO Commodity Real Return Strategy Class	Registered Investment Co.	**	170,040
	PIMCO Developing Local Markets Fund Class	Registered Investment Co.	**	194,455
	PIMCO Total Return Institutional (35)	Registered Investment Co.	**	3,911,889
	Sentinel Small Company Fund Class A	Registered Investment Co.	**	1,528,390
	SSGA Emerging Markets	Registered Investment Co.	**	195,532
	T Rowe Price Growth Stock Fund Advisor C	Registered Investment Co.	**	1,308,885
	TCW Dividend Focused Fund Class N	Registered Investment Co.	**	1,057,807
	Turner Midcap Growth Investor Class	Registered Investment Co.	**	727,076
	U.S. Global Investors Global Resources	Registered Investment Co.	**	2,783,043
	Vanguard Health Care	Registered Investment Co.	**	2,074,954
	Vanguard Institutional Index Fund	Registered Investment Co.	**	5,572,396
	Vanguard Mid Cap Index Fund Signal Share	Registered Investment Co.	**	3,351,695
	Vanguard Small Cap Index Fund Signal Sha	Registered Investment Co.	**	2,001,501
	Victory Diversified Stock Class A	Registered Investment Co.	**	534,933
	Westcore Plus Bond Fund	Registered Investment Co.	**	484,520
	Western Asset Core Plus Intermediary SHA	Registered Investment Co.	**	1,068,306

	William Blair International Growth N	Registered Investment Co.	**	894,705
*	Participant loans	Participant Loans (1)	—	1,363,641

	TOTAL INVESTMENTS			$111,095,512

*	Party-in interest as defined by ERISA.
**	Cost information is not required for participant-directed investments and is therefore not included.
(1)	Maturing 2008 to 2012 at interest rates of 4% to 10%.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the eSpeed, Inc. Deferral Plan for Employees of Cantor Fitzgerald, L.P. and its Affiliates has duly caused this annual report for the fiscal year ended December 31, 2007 to be signed on its behalf by the undersigned hereunto duly authorized.

eSPEED, INC. DEFERRAL PLAN FOR EMPLOYEES OF CANTOR FITZGERALD, L.P. AND ITS AFFILIATES

By:	/s/ Robert K. West
Name:	Robert K. West
Title:	Chief Financial Officer BGC Partners, Inc.

Date: June 27, 2008

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm